AMARC RESOURCES LTD.

CONDENSED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED

JUNE 30, 2011

(Expressed in Canadian Dollars)

(Unaudited)

Notice to Reader

In accordance with subsection 4.3(3) of National Instrument 51-102, management of the Company advises that the Company's auditors have not performed a review of these interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

	June 30	March 31	April 1
	2011	2011	2010
		note 16	note 16
ASSETS

Current assets
Cash and equivalents (note 5)	$7,379,789	$6,811,177	$4,310,460
Amounts receivable and other assets (note 6)	772,463	1,197,540	162,223
Marketable securities (note 8)	160,750	113,750	45,376
Balance due from related party (note 11)	89,531	57,632	29,870
	8,402,533	8,180,099	4,547,929

Non-current assets
Restricted cash and other prepayments (note 7)	167,095	162,095	102,095
Amounts receivable (note 6)	1,180,013	1,180,013	1,625,082
Mineral property and equipment (note 9)	12,082	27,515	37,865
	1,359,190	1,369,623	1,765,042
	$9,761,723	$9,549,722	$6,312,971

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$91,558	$64,995	$32,999
Flow-through share premium (note 10)	550,000	595,000	–
	641,558	659,995	32,999

Shareholders' equity
Share capital (note 10)	45,482,087	45,482,087	36,474,363
Reserves	1,965,126	1,918,126	1,849,752
Accumulated deficit	(38,327,048)	(38,510,486)	(32,044,143)
	9,120,165	8,889,727	6,279,972
Commitments (note 9(a), 10(b))
	$9,761,723	$9,549,722	$6,312,971

The accompanying notes are an integral part of these condensed interim financial statements.

/s/ Robert A. Dickinson	/s/ Rene G. Carrier

Robert A. Dickinson	Rene G. Carrier
Director	Director

Amarc Resources Ltd.
Condensed Interim Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Three months ended June 30
	2011	2010

Expenses (notes 11 and 13)
Exploration	$251,893	$915,252
Assays and analysis	20,859	138,081
Equipment rental	20,633	26,016
Geological	106,919	437,580
Graphics	4,926	25,782
Property fees and assessments	–	44,397
Site activities	55,013	159,773
Sustainability	37,162	44,346
Travel and accommodation	6,381	39,277

Administration	310,924	260,772
Depreciation	15,433	2,948
Legal, accounting and audit	11,565	21,334
Office and administration	245,952	199,718
Shareholder communication	29,513	33,680
Travel	6,343	2,059
Trust and filing	2,118	1,033

	562,817	1,176,024
Other items
Operator's fees	(1,067)	–
Interest income	(21,237)	(6,830)
Recovery on flow-through share (note 10)	(45,000)	–
Gain on sale of mineral property (note 9(a))	(679,050)	–
Foreign exchange loss (gain)	99	(5,677)
(Income) loss for the period	$(183,438)	$1,163,517

Other comprehensive (income) loss:
Net change in fair value of available-for-sale financial assets	(47,000)	6,500
Comprehensive (income) loss for the period	$(230,438)	$1,170,017

Basic and diluted loss per common share	$0.00	$0.01

Weighted average number of common shares outstanding	102,728,896	83,839,473

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Changes in Equity
(Unaudited - Expressed in Canadian Dollars, except for share information)

	Share capital		Reserves
			Equity settled
			share-based	Share	Investment
	Number		payments	warrants	revaluation
	of shares	Amount	reserve	reserve	reserve	Deficit	Total

Balance at April 1, 2010 (note 16)	83,839,473	$36,474,363	$870,267	$982,110	$(2,625)	$(32,044,143)	$6,279,972
Unrealized loss on available-for-sale financial assets (note 8)	–	–	–	–	(6,500)	–	(6,500)
Loss for the period	–	–	–	–	–	(1,163,517)	(1,163,517)
Balance at June 30, 2010 (note 16)	83,839,473	$36,474,363	$870,267	$982,110	$(9,125)	$(33,207,660)	$5,109,955

Balance at April 1, 2011 (note 16)	102,728,896	$45,482,087	$870,267	$982,110	$65,749	$(38,510,486)	$8,889,727
Unrealized gain on available-for-sale financial assets (note 8)	–	–	–	–	47,000	–	47,000
Income for the period	–	–	–	–	–	183,438	183,438
Balance at June 30, 2011	102,728,896	$45,482,087	$870,267	$982,110	$112,749	$(38,327,048)	$9,120,165

The accompanying notes are an integral part of these condensed interim financial statements.

Amarc Resources Ltd.
Condensed Interim Statements of Cash Flows
(Unaudited - Expressed in Canadian Dollars):

	Three months ended June 30
Cash provided by (used in):	2011	2010

Operating activities
Income (loss) for the period	$183,438	$(1,163,517)
Adjustments for:
Depreciation	15,433	2,948
Flow through share premium	(45,000)	–
Foreign exchange loss	99	4,184
Interest income	(21,237)	(6,830)
Changes in working capital items
Accounts payable and accrued liabilities	26,563	222,149
Amounts receivable and other assets	425,077	(43,762)
Balance due from related party	(31,899)	21,771
Net cash provided by (used in) operating activities	552,474	(963,057)

Investing activities
Restricted cash and other prepayment	(5,000)	(20,000)
Interest income	21,237	6,830
Purchase of mineral property and equipment	–	(1,441)
Net cash provided by investing activities	16,237	(14,611)

Net increase (decrease) in cash and equivalents	568,711	(977,668)
Cash and equivalents, beginning of period	6,811,177	4,310,460
	7,379,888	3,332,792
Effect of exchange rate fluctuations on cash held	(99)	(4,184)
Cash and equivalents, end of period	$7,379,789	$3,328,608
	–
Components of cash and equivalents are as follows:
Cash	$7,379,789	$3,328,608

Supplementary cash flow information:
Interest received	$21,237	$6,830

The accompanying notes are an integral part of these interim consolidated financial statements.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

1.	NATURE OF OPERATIONS AND CONTINUANCE OF OPERATIONS

Amarc Resources Ltd. (the "Company") is incorporated under the laws of the province of British Columbia, and its principal business activity is the acquisition and exploration of mineral properties. Its principal mineral property interests are located in British Columbia. The address of the Company's corporate office is 15th Floor, 1040 West Georgia Street, Vancouver, BC, Canada V6E 4H1

These unaudited condensed interim financial statements ("interim financial statements") have been prepared assuming a going concern. The Company has incurred losses since inception and its ability to continue as a going concern depends upon its capacity to develop profitable operations and to continue to raise adequate financing. These interim financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should the Company be unable to continue as a going concern.

2.	STATEMENT OF COMPLIANCE

In 2010, Canadian accounting standards were revised to incorporate International Financial Reporting Standards ("IFRS"), and require publicly accountable enterprises to apply the IFRS effective for years beginning on or after January 1, 2011.

The interim financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34 Interim Financial Reporting and IFRS 1 First–Time Adoption of International Financial Reporting Standards ("IFRS 1"). These are the Company's first interim financial statements presented in accordance with IAS 34 and IFRS for part of the period covered by the first IFRS annual financial statements and IFRS 1 First–time Adoption of International Financial Reporting Standards. The accounting policies have been selected to be consistent with IFRS as it is expected to be effective on March 31, 2012. These interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the annual financial statements for the year ended March 31, 2011, which are available at www.sedar.com. Previously, the Company prepared its interim and annual financial statements in accordance with Canadian generally accepted accounting principles ("GAAP").

The preparation of these interim financial statements resulted in changes to accounting policies from those financial statements previously prepared under Canadian GAAP. An explanation of how the transition to IFRS has affected the reported financial position, financial performance and cash flows of the Company is provided in note 16.

These interim financial statements were authorized for issuance by the Board of Directors on August [31], 2011.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

3.	BASIS OF PREPARATION

These interim financial statements have been prepared on a historical cost basis, except for financial instruments classified as available-for-sale which are stated at estimated fair value. These financial statements have been prepared using the accrual basis of accounting.

All amounts reported in these financial statements are in Canadian Dollars, unless stated otherwise.

4.	SIGNIFICANT ACCOUNTING POLICIES

Subject to certain transition elections disclosed in note 16, the accounting policies set out below have been applied consistently to all periods presented in these interim financial statements and in preparing the opening IFRS statement of financial position, as at April 1, 2010 (the "Transition Date").

(a)	Functional and presentation currency

The functional and presentation currency of the Company is the Canadian Dollar.

(b)	Foreign Currencies

For the purpose of presenting interim financial statements, the assets and liabilities of the Company's foreign operations, if any, are translated at exchange rates prevailing on the balance sheet date. Income and expense items are translated at the average exchange rate for the period, unless exchange rates fluctuated significantly during that period, in which the exchange rates at the date of transactions are used. Exchange differences arising upon translation are classified as translation reserve, a component of equity. The Company does not have any foreign operations.

In preparing the interim financial statements of the Company, transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are included in profit or loss for the period.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)	Financial Instruments

Financial assets and financial liabilities are recognized when a Company entity becomes a party to the contractual provision of the instrument.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Derivative financial assets and liabilities

The Company does not have any derivative financial assets and liabilities.

Non–derivative financial assets

Financial assets are classified into the following specified categories: financial assets "at fair value through profit or loss", "held–to–maturity investments", "available–for–sale (AFS) financial assets" and "loans and receivables". The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets at fair value through profit or loss ("FVTPL")

A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such upon initial recognition. Financial assets are designated as being at FVTPL if the Company manages such investments and makes purchase and sale decisions based on their fair value in accordance with the Company's documented risk management or investment strategy. Attributable transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. The Company does not have any financial assets in this classification.

Held–to–maturity investments

Held–to–maturity investments are non–derivative financial assets with fixed or determinable payments and fixed maturity dates that the Company has the intent and ability to hold to maturity. Subsequent to initial recognition, held–to–maturity investments are measured at amortized cost using the effective interest method, less any impairment. The company does not have any financial assets in this classification.

Available–for–sale financial assets

The Company's investments in marketable securities are classified as available–for–sale ("AFS") financial assets. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on AFS monetary items, are recognized in other comprehensive income or loss. When an investment is derecognized, the cumulative gain or loss in the investment revaluation reserve is transferred to profit or loss.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The fair value of AFS monetary assets denominated in a foreign currency is determined in that foreign currency and translated at the spot exchange rate at the end of the reporting period. The change in fair value of AFS equity investments are recognized directly in equity.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Loans and receivables consist of cash and cash equivalents, amounts receivable and balances due from a related party and restricted cash.

Non–derivative financial liabilities:

Financial liabilities are classified as either "financial liabilities at FVTPL" or "other financial liabilities".

Financial liabilities at FVTPL

Financial liabilities are classified as at FVTPL when the financial liability is either held for trading or it is designated as being at FVTPL

Financial liabilities at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit and loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the other gains and losses line item in the condensed interim statements of comprehensive income statement. The Company does not have any financial liabilities in this classification.

Other financial liabilities

Other financial liabilities such as accounts payable, and payable to related party are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Impairment of financial assets

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income or loss are reclassified to profit or loss in the period. Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the investments have been impacted. For marketable securities classified as AFS, a significant or prolonged decline in the fair value of the securities below their cost is considered to be objective evidence of impairment.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

For all other financial assets objective evidence of impairment could include:

•	significant financial difficulty of the issuer or counterparty; or

•	default or delinquency in interest or principal payments; or

•	it becoming probable that the borrower will enter bankruptcy or financial re–organization.

For certain categories of financial assets, such as amounts receivable, assets that are assessed not to be impaired individually are subsequently assessed for impairment on a collective basis. The carrying amount of financial assets is reduced by the impairment loss directly for all financial assets with the exception of amounts receivable, where the carrying amount is reduced through the use of an allowance account. When an amount receivable is considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss.

With the exception of AFS equity instruments, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized. In respect of AFS equity securities, impairment losses previously recognized through profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized directly in equity.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

(d)	Exploration and Evaluation Expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are expensed as incurred except for expenditures associated with the acquisition of exploration and evaluation assets through a business combination or an asset acquisition. Costs incurred before the Company has obtained the legal rights to explore an area are expensed.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Acquisition costs, including general and administrative costs, are only capitalized to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where exploration and evaluation activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment (“PPE”).

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

(e)	Mineral property and Equipment

Mineral property and equipment are carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of mineral property and equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is provided at rates calculated to expense the cost of mineral property and equipment, less their estimated residual value, using the declining balance method at various rates ranging from 20% to 30% per annum.

An item of mineral property and equipment is derecognized upon disposal or when no material future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss.

Where an item of plant and equipment consists of major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of PPE that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Residual values and estimated useful lives are reviewed at least annually.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(f)	Cash and Equivalents

Cash and equivalents in the statement of financial position are comprised of cash and short term deposits held at major financial institutions with an original maturity of three months or less, which are readily convertible into a known amount of cash.

(g)	Impairment

At the end of each reporting period the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre–tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount, but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

(h)	Share Capital

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and share purchase options are recognized as a deduction from equity, net of any tax effects.

Flow–through shares

Canadian tax legislation permits mining entities to issue flow–through shares to investors. Flow– through shares are securities issued to investors whereby the deductions for tax purposes related to resource eligible Canadian exploration and evaluation expenditures ("CEE") may be claimed by investors instead of the entity, pursuant to a defined renunciation process. Renunciation may occur:

•	prospectively (namely, the flow–through shares are issued, renunciation occurs and CEE are incurred subsequently); or

•	retrospectively (namely, the flow–through shares are issued, CEE are then incurred and renunciation occurs subsequently).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company finances a portion of its exploration expenditures through the issuance of flow– through shares. Flow–through shares are recorded in share capital at the fair value of common shares on date of issue. When flow–through shares are offered, the difference between the fair value of non–flow–through common shares and the amount the investors pay for flow–through shares is recorded as deferred liability called "flow through share premium". This deferred liability is credited to profit or loss when the eligible expenditures are incurred.

(i)	Share–based Payment Transactions

The share purchase option plan allows Company employees and consultants to acquire shares of the Company. The fair value of share purchase options granted is recognized as an employee or consultant expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a straight line basis over the period during which the share purchase options vest. The fair value of the share purchase options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the share purchase options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share purchase options that are expected to vest.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services, except where that fair value cannot be estimated reliably, in which case they are measure at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

(j)	Income Taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable profit; and differences relating to investments in subsidiaries, associates, and joint ventures to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the financial position reporting date applicable to the period of expected realization or settlement.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

(k)	Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when environmental disturbance is caused by the exploration or development of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalized at the start of each project to the carrying amount of the asset, along with a corresponding liability at the time the obligation to incur such costs arises. The timing of the actual rehabilitation expenditure is dependent on a number of factors such as the life and nature of the project or asset, the conditions imposed by the relevant permits and, when applicable, the jurisdiction in which the project or asset is located.

Discount rates using a pre–tax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the unit–of–production or the straight line method. The corresponding liability is progressively increased as the effect of discounting unwinds, creating an expense.

The operations of the Company have been, and may in the future be, affected from time to time in varying degree by changes in environmental regulations, including those for site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company are not predictable.

The Company has no material restoration, rehabilitation and environmental obligations as the disturbance to date is immaterial.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(l)	Earnings per Share

Earnings per share is computed by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the earnings attributable to common share holders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares, such as options granted to employees. The dilutive effect of options assumes that the proceeds to be received on the exercise of stock options are applied to repurchase common shares at the average market price for the period. Stock options are included in the calculation of dilutive earnings per share only to the extent that the market price of the common shares exceeds the exercise price of the stock options.

The effect of anti–dilutive factors is not considered when computing diluted earnings per share.

(m)	Joint venture activities and joint controlled operations

Joint control is defined as the contractually agreed sharing of control over an economic activity, and exists only when the strategic, financial and operating decisions essential to the relevant activities require the unanimous consent of the parties sharing control. When the Company enters into agreements that provide for specific percentage interests in exploration properties, a portion of the Company's exploration activities is conducted jointly with others, without establishment of a corporation, partnership or other entity.

Under IFRS 11 Joint Arrangement, this type of joint control of mineral asset and joint exploration and/or development activities is considered as a joint operation, which is defined as a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. In its financial statements, the Company recognizes the following in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output of the joint operation;

•	its share of the revenue from the sale of the output by the joint operation; and

•	its expenses, including its share of any expenses incurred jointly.

(n)	Segment Reporting

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(o)	Significant Accounting Estimates and Judgments

The preparation of these condensed interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These condensed interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

During the preparation of financial statements, management has made significant estimates such as the valuation of assets, the accrual of Mineral Exploration Tax Credit ("METC"), and the assumptions used in the calculation of share–based compensation and flow–through share premium, at the financial position reporting date. These are critical accounting estimates that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made.

(p)	Government assistance

The Company receives mineral exploration tax credits and other government grants. These government assistances are recognized using the cost reduction method under exploration expenses when there is reasonable assurance of their recovery.

(q)	Accounting Standards, Interpretations and Amendments to Existing Standards That Are Not Yet Effective

The Company has not yet adopted certain new standards, amendments and interpretations to existing standards, which have been published but are only effective for accounting fiscal years beginning on or after June 30, 2011. These include:

•	IAS 1 Presentation of financial statements (presentation of items of other comprehensive income).

•	IAS 12 Income taxes

•	IFRS 7 Financial instruments – disclosure

•	IFRS 9 Financial instruments – classification and measurement

•	IFRS 13 Fair value measurement and disclosure requirements

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The Company anticipates that, except for additional disclosures, the adoption of these standards and interpretations in future periods will have no material impact on the financial statements of the Company.

5.	CASH AND EQUIVALENTS

The Company's cash and equivalents are invested in business and savings accounts and guaranteed investment certificates which are available on demand by the Company for its programs.

6.	AMOUNTS RECEIVABLE AND OTHER ASSETS

	June 30,2011	March 31,2011
Current
Consumption tax refundable	$43,093	$251,003
Due from Newton Gold Corporation (note 9(a))	690,785	_
Mineral exploration tax credit and interest	_	904,143
Other receivable and prepaid expenses	38,585	42,394
Total current	$772,463	$1,197,540

Non current
Mineral exploration tax credit	$1,180,013	$1,180,013

7.	RESTRICTED CASH

Restricted cash in the amount of $167,095 (March 31, 2011 – $152,095) represents guaranteed investment certificates held in support of exploration permits.

8.	MARKETABLE SECURITIES

As at June 30, 2011 and March 31, 2011 the Company held common shares in several public and private companies. These marketable securities were classified as available–for–sale securities with total initial costs amounting to $48,001 (March 31,2011 – $48,001). The estimated fair value of these securities at June 30, 2011 was $160,750 (March 31,2011 – $113,750).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

9.	MINERAL PROPERTY AND EQUIPMENT

	Mineral
	property	Equipment	Computers	Total
Cost
Balance at April 1 and June 30, 2011	$2	$45,498	$30,607	$76,107
Accumulated Depreciation
Balance at April 1, 2011	$–	$29,040	$19,552	$48,592
Depreciation	–	9,345	6,088	15,433
Balance at June 30, 2011	–	38,385	25,640	64,025
Carrying Amount at June 30, 2011	$2	$7,113	$4,967	$12,082

	Mineral
	property	Equipment	Computers	Total
Cost
Balance at April 1, 2010	$2	$44,057	$30,607	$74,666
Additions	–	1,441	–	1,441
Balance at March 31, 2011	2	45,498	30,607	76,107
Accumulated Depreciation
Balance at April 1, 2010	$–	$21,986	$14,815	$36,801
Depreciation	–	7,054	4,737	11,791
Balance at March 31, 2011	–	29,040	19,552	48,592
Carrying Amount at March 31, 2011	$2	$16,458	$11,055	$27,515

(a)	Newton Property

In August 2009, the Company entered into an agreement ("Newton Agreement") with Newton Gold Corporation ("NGC") (at that time named New High Ridge Resources Inc.), whereby the Company acquired the right to earn an 80% interest in the Newton property by making a cash payment of $60,000 (paid), issuing 100,000 of the Company's common shares (issued) to the underlying owners and funding exploration expenditures to the amount of $240,000 on or before December 31, 2009 (completed) and an additional $4,700,000 (completed) over seven years from the effective date of the agreement.

The agreement with NGC is subject to an underlying option agreement ("Underlying Agreement") with arm's length parties, whereby NGC has the right to acquire a 100% undivided interest in all the claims held under that Underlying Agreement through a series of staged payments and share issuances, which payments and share issuances have been completed, in addition to required exploration expenditures, which have been completed. The claims held under the Underlying Agreement are subject to a 2% net smelter royalty, which may be purchased by NGC at any time for $2,000,000. Pursuant to the second amending agreement dated August 12, 2009, the Company is required to make annual advance royalty payments of $25,000, on behalf of NGC, commencing on January 1, 2011.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

In June 2011 the Company and NGC agreed to incorporate, into the Newton Joint Venture Agreement, the adjacent NEWS mineral claims in which the Company held a 100% interest, giving NGC a 20% interest in the NEWS property $679,050 in cash to the Company. The Company recorded a gain of $679,050 on this transaction. Payments totalling $679,050 were received subsequent to June 30, 2011.

(b)	Tulox Property

The Tulox property (the "Property") was acquired by the Company in stages by staking between 2005 to 2007.

In April 2009, the Company entered into an agreement with Tulox Resources Inc. ("Tulox") (formerly named Sitec Ventures Corp.), an unrelated British Columbia company, and amended the agreement on March 23, 2010 and July 27, 2010, whereby Tulox may acquire a 50% interest in the Property for consideration of 1,525,000 Tulox common shares (525,000 shares issued) and by incurring $1,000,000 in expenditures on the Property over three years. Under this agreement, Tulox may acquire a 100% interest for additional consideration of 1,100,000 of its common shares and by incurring a further $1,000,000 in expenditures on the property on or before August 1, 2013.

Subsequent to June 30, 2011, Tulox assigned the option agreement to a subsidiary company, Newlox Gold Ventures Corp ("Newlox"), as part of a corporate reorganization and Newlox entered into an amended option agreement with Amarc. Under this amended option agreement, Newlox can acquire a 100% interest in the Property by spending $2,000,000 on the Property and issuing 2,350,000 common shares in its capital to Amarc, in tranches ending August 2013.

Tulox has made cash payments of $10,000 and issued 525,000 common shares to date under the April 2009 option agreement. The agreement is subject to certain conditions including regulatory approval. Under the agreement, the Company will receive a 3% net smelter returns royalty (“NSR”) following the commencement of commercial production on the property. In addition, the Company receives a "back–in right" whereby the Company can acquire a 60% interest in the Property by agreeing, within 90 days of the completion of a pre–feasibility study, to fund a further $10,000,000 of exploration expenditures on the Property. However, upon exercise of the "back–in right", the Company's entitlement to NSR will reduce to 1.2% from 3%.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

10.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares, of which none have been issued.

(b)	Share issuances

During the year ended March 31, 2011, the Company completed a brokered and non–brokered private placement of 13,889,423 of its common shares, consisting of 5,812,500 flow–through shares at a price of $0.80 per share and 8,076,923 non–flow–through shares at a price of $0.65 per share, for aggregate gross proceeds of $9,900,000. The Company incurred costs approximately $522,000 in finder's and other fees relating to this private placement. In accordance with the terms of the flow–through share agreements, the Company agreed to spend the proceeds of $4,650,000 from the issuance of the flow–through shares on eligible exploration activities by December 31, 2011. The Company is subject to a tax, calculated monthly, on the portion of the proceeds remaining unspent each month after February 2011.

The premium received on this flow–through share issuance was initially determined to be $870,000 and was recorded as a liability to be reversed into the statement of comprehensive income when the eligible expenditures are incurred and renounced to the investors. At June 30, 2011, approximately $2.9 million (March 31, 2011 – $3.1 million) remained to be spent on eligible exploration activities. The deferred liability associated with this amount was determined to be $ 550,000 (March 31, 2011 – $ 595,000).

(c)	Share purchase option compensation plan

The Company has a share purchase option compensation plan approved by the shareholders that allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over up to two years, subject to regulatory terms and approval, to its directors, employees, officers, consultants, and service providers. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the TSX Venture Exchange on the day prior to the date of the grant of the option, less any allowable discounts. Options have a maximum term of ten years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement or death.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

The continuity of share purchase options for the three month period ended June 30, 2011 was:

	Exercise	March 31			Expired/	June 30
Expiry date	price	2011	Granted	Exercised	Cancelled	2011
July 19, 2011	$0.70	1,587,200	–	–	(1,587,200)	–
April 28, 2012	$0.70	70,000	–	–	–	70,000
March 30, 2013	$0.51	50,000	–	–	–	50,000
Total	–	1,707,200	–	–	(1,587,200)	120,000
Weighted average exercise price	–	$0.69	–	–	–	$0.62

The continuity of share purchase options for the year ended March 31, 2011 was:

	Exercise	March 31			Expired/	March 31
Expiry date	price	2010	Granted	Exercised	Cancelled	2011
July 19, 2011	$0.70	1,615,200	–	–	(28,000)	1,587,200
April 28, 2012	$0.70	70,000	–	–	–	70,000
March 30, 2013	$0.51	50,000	–	–	–	50,000
Total		1,735,200	–	–	(28,000)	1,707,200
Weighted average exercise price	–	$0.69	–	–	$0.70	$0.69

11.	RELATED PARTY TRANSACTIONS

(a)	Outstanding balances

As of June 30, 2011, the Company had a balance due from Hunter Dickinson Services Inc. in the amount of $89,531 (March 31, 2011 – $57,632).

(b)	Compensation of key management personnel

Key management personnel are those persons that have the authority and responsibility for planning, directing and controlling the activities of the Company, directly and indirectly, and by definition include the directors of the Company. During the three month period ended June 30, 2011 the Company paid short term employee benefits to key management personnel totalling $93,750 (three months ended June 30, 2010 – $51,750).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)	Hunter Dickinson Services Inc.

Hunter Dickinson Services Inc. ("HDSI") is a private company with certain directors and other key management personnel in common with the Company. Pursuant to an agreement dated July 2, 2010, HDSI provides geological, corporate development, corporate communications, administrative and management services to the Company at annually agreed rates. HDSI also incurs third party costs on behalf of the Company.

Services received from HDSI comprise:

	Three months ended
	June 30
	2011	2010
Based on annually set rates	$329,182	$–
Based on full cost recovery	–	583,283
Reimbursement of third party expenses	25,450	55,786
Total	$354,632	$639,069

12.	INCOME TAXES

(a)	Provision for current tax

No provision has been made for current income taxes, as the Company has no taxable income.

(b)	Future taxable profits

As future taxable income of the Company is uncertain, no deferred tax asset has been recognized. As at June 30, 2011, the Company had unused non–capital loss carry forwards of approximately $4,535,000 (2011 – $4,283,000) in Canada.

The Company had resource tax pools of approximately $11,763,000 (March 31, 2011 – $12,442,000) available in Canada which may be carried forward and utilized to reduce future taxes related to certain resource income.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

	Three months ended			Year ended
	June 30, 2011			March 31, 2011,
	Percentage		Amount	Percentage		Amount
Reconciliation of effective tax rate
Profit (loss) for the period			$183,438			$(6,466,343)
Total income tax expense			–			–
Profit (loss) excluding income tax			$183,438			$(6,466,343)
Income tax expense (recovery) using the Company's domestic tax rate	26.13%		48,000	28.00%		(1,811,000)
Non–deductible expenses and other	40.62%		72,000	(12.28%	)	794,000
Difference in statutory tax rates	(2.82%	)	(5,000)	(1.67%	)	108,000
Temporary difference booked to OCI	3.39%		6,000	(0.15%	)	10,000
Deferred income tax assets not recognized	(67.32%	)	(121,000)	(13.90%	)	899,000
	(0.00%	)	–	0.00%		–

The Company had the following temporary differences in respect of which no deferred tax asset was recognized:

As at June 30, 2011

	Within one	One to five	After five	No expiry
Expiry	year	years	years	date	Total
Tax Losses	$–	$–	$4,535,000	$1,621,000	$6,156,000
Resource Pools	–	–	–	11,763,000	11,763,000
Other	–	551,000	–	7,000	558,000

As at March 31, 2011

	Within one	One to five	After five	No expiry
Expiry	year	years	years	date	Total
Tax Losses	$–	$–	4,283,000	$1,621,000	$5,904,000
Resource Pools	–	–	–	12,442,000	12,442,000
Other	–	592,000	–	14,000	606,000

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

13.	EMPLOYEES BENEFITS EXPENSES

The amount of employees' salaries and benefits included in various expenses are as follows:

	Three months	Three months
	ended June 30,	ended June 30,
	2011	2010
Exploration	$198,385	$468,111
Administration	348,927	266,767
Total	$547,312	$734,878

14.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient liquidity available to fund on going expenditures and suitable business opportunities as they arise.

The Company considers the components of shareholders' equity, as well as its cash and equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue equity, sell assets, or return capital to shareholders as well as issue or repay debt.

The Company's investment policy is to invest its cash in highly liquid short–term interest–bearing investments having maturity dates of three months or less from the date of acquisition and that are readily convertible to known amounts of cash.

There were no changes to the Company's approach to capital management during the period ended June 30, 2011.

(b)	Carrying Amounts and Fair Values of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data

The following table illustrates the classification of the Company's financial instruments within the fair value hierarchy as at June 30, 2011 and March 31, 2011.

	Financial assets at fair value as at June 30, 2011
	Level 1	Level 2	Level 3	Total
Marketable securities	$110,000	$50,750	$–	$160,750

	Financial assets at fair value as at March 31, 2011
	Level 1	Level 2	Level 3	Total
Marketable securities	$78,750	$35,000	$–	$113,750

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk refers to the risk that a counterpart will default on its contractual obligations resulting in financial loss to the Company.

The Company's credit risk is primarily attributable to its liquid financial assets. The Company's holdings of cash and equivalents represent its maximum credit exposure on these assets. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents in high quality investments with major financial institutions and in federal government-backed treasury bills.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.

The Company ensures that there is sufficient cash in order to meet its short term business requirements, after taking into account the Company's holdings of cash and cash equivalents. The Company's cash and equivalents are invested in business accounts, commercial paper and treasury bills, which are immediately available on demand for the Company's use.

The Company has sufficient cash and equivalents to meet commitments associated with its financial liabilities.

Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company's income or the value of its holdings of financial instruments.

Foreign exchange risk

The Company incurs substantially all of its expenditures in Canada and a significant portion of its cash and equivalents are denominated in Canadian dollars ("CAD"). At June 30, 2011, the Company was exposed to foreign exchange risk to the extent of exchange rate fluctuation and a resultant change in the value of its cash and cash equivalents held in US dollars ("USD").

At June 30, 2011, the Company's cash balance that was denominated in USD was $16,502 (March 31, 2011 - $17,323).

Substantially all of the Company's liabilities are denominated in Canadian dollars.

The Company currently does not engage in foreign currency hedging.

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash equivalents. The Company's policy is to invest cash in variable rate financial instruments having maturity dates of three months or less from the date of acquisition and cash reserves are to be maintained in cash equivalents in order to maintain liquidity while achieving a satisfactory return for shareholders.

Price risk

The Company is subject to price risk in respect of its investments in marketable securities (note 8).

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

15.	SUBSEQUENT EVENT

Tulox Property option agreement

In July 2011, the Company entered into an amended Option Agreement with Newlox Gold Venture Corp. on the Tulox Property (note 9(b)).

16.	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in note 2, these condensed interim financial statements are for the period covered by the Company's first annual financial statements prepared in accordance with IFRS.

The accounting policies in note 2 have been applied in preparing the interim financial statements for the three months ended June 30, 2011, the comparative information presented in these interim financial statements for both the three months ended June 30, 2010 and year ended March 31, 2011, and in the preparation of an opening IFRS statement of financial position at April 1, 2010 (the Company's Transition Date).

In preparing the opening IFRS statement of financial position at April 1, 2010 and the financial statements for the year ended March 31, 2011, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP.

The guidance for the first time adoption of IFRS is set out in IFRS 1, which provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company has elected to take the following IFRS 1 optional exemptions:

•	to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition Date;

•	to apply the requirements of IFRS 2, Share–based Payment, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date;

•

to apply the requirement of IAS 39, Financial Instruments: Recognition and Measurement, prospectively to transactions entered into on or after the date of transition. Accordingly, flow through share premium has been separated from share capital only when there was an outstanding obligation to incur eligible expenditures and to renounce them to investors on the Transition Date.

The estimates previously made by the Company under Canadian GAAP were not revised for application of IFRS in the presentation of prior periods.

An explanation of how the transition from GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables.

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(a)	Reconciliation of statement of financial position

As at April 1, 2010			Mineral	Opening IFRS
		Flow through	exploration tax	statement of
		shares	credit	financial
	GAAP	note 16(d)	note 16(e)	position
ASSETS
Current assets
Cash and equivalents	$4,310,460	$–	$–	$4,310,460
Amounts receivable and other assets	162,223	–	–	162,223
Marketable securities	45,376	–	–	45,376
Balance due from related party	29,870	–	–	29,870
Total current assets	4,547,929	–	–	4,547,929

Non–current assets
Restricted cash and other	102,095	–	–	102,095
Amount receivable	–	–	1,625,082	1,625,082
Mineral property and equipment	37,865	–	–	37,865
Total non–current assets	139,960		1,625,082	1,765,042
Total assets	$4,687,889	$–	$1,625,082	$6,312,971

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$32,999	$–	$–	$32,999
Total current liabilities	32,999	–	–	32,999

SHAREHOLDERS' EQUITY
Share capital	36,474,363	–	–	36,474,363
Reserves	1,849,752	–	–	1,849,752
Accumulated deficit	(33,669,225)	–	1,625,082	(32,044,143)
Total shareholders' equity	4,654,890	–	1,625,082	6,279,972
Total shareholders' equity and liabilities	$4,687,889	$–	$1,625,082	$6,312,971

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

As at June 30, 2010			Mineral
		Flow through	exploration tax
		shares	credit
	GAAP	note 16(d)	note 16(e)	IFRS
ASSETS
Current assets
Cash and equivalents	$3,328,608	$–	$–	$3,328,608
Amounts receivable and other assets	205,986	–	–	205,986
Marketable securities	38,876	–	–	38,876
Balance due from related party	8,099	–	–	8,099
Total current assets	3,581,569	–	–	3,581,569

Non–current assets
Restricted cash and other prepayment	122,094	–	–	122,094
Amount receivable	–	–	1,625,082	1,625,082
Mineral property and equipment	36,358	–	–	36,358
Total non–current assets	158,452	–	1,625,082	1,783,534
Total assets	$3,740,021	$–	$1,625,082	$5,365,103

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$255,148	$–	$–	$255,148
Total current liabilities	255,148	–	–	255,148

SHAREHOLDERS' EQUITY
Share capital	36,474,363	–	–	36,474,363
Reserves	1,843,252	–	–	1,843,252
Accumulated deficit	(34,832,742)	–	1,625,082	(33,207,660)
Total shareholders' equity	3,484,873	–	1,625,082	5,109,955
Total shareholders' equity and liabilities	$3,740,021	$–	$1,625,082	$5,365,103

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

As at March 31, 2011			Mineral
		Flow through	exploration tax
		shares	credit
	GAAP	note 16(d)	note 16(e)	IFRS
ASSETS
Current assets
Cash and equivalents	$6,811,177	$–	$–	$6,811,177
Amounts receivable and other assets	1,197,540	–	–	1,197,540
Marketable securities	113,750	–	–	113,750
Balance due from related party	57,632	–	–	57,632
Total current assets	8,180,099	–	–	8,180,099

Non–current assets
Restricted cash and other prepayment	162,095	–	–	162,095
Amount receivable	–	–	1,180,013	1,180,013
Mineral property and equipment	27,515	–	–	27,515
Total non–current assets	189,610	–	1,180,013	1,369,623
Total assets	$8,369,709	$–	$1,180,013	$9,549,722

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$64,995	$–	$–	$64,995
Flow–through share premium	–	595,000	–	595,000
Total current liabilities	64,995	595,000	–	659,995

SHAREHOLDERS' EQUITY
Share capital	46,352,087	(870,000)	–	45,482,087
Reserves	1,918,126	–	–	1,918,126
Accumulated deficit	(39,965,499)	275,000	1,180,013	(38,510,486)
Total shareholders' equity	8,304,714	(595,000)	1,180,013	8,889,727
Total shareholders' equity and liabilities	$8,369,709	$–	$1,180,013	$9,549,722

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(b)	Reconciliation of statement of comprehensive loss

3 months ended June 30, 2010		Flow	Mineral
		through	exploration
		shares	tax credit
	GAAP	note 16(d)	note 16(e)	IFRS
Expenses
Exploration	$915,252	$–	$–	$915,252
Assays and analysis	138,081	–	–	138,081
Equipment rental	26,016	–	–	26,016
Geological	437,580	–	–	437,580
Graphics	25,782	–	–	25,782
Property fees and assessments	44,397	–	–	44,397
Site activities	159,773	–	–	159,773
Sustainability	44,346	–	–	44,346
Travel and accommodation	39,277	–	–	39,277
Administration	260,772	–	–	260,772
Depreciation	2,948	–	–	2,948
Legal, accounting and audit	21,334	–	–	21,334
Office and administration	199,718	–	–	199,718
Shareholder communication	33,680	–	–	33,680
Travel	2,059	–	–	2,059
Trust and filing	1,033	–	–	1,033

	1,176,024	–	–	1,176,024
Foreign exchange loss (gain)	(5,677)	–	–	(5,677)
Interest and other income	(6,830)	–	–	(6,830)
Flow–through share premium	–	–	–	–
Loss for the period	$1,163,517	$–	–	$(1,163,517)

Net change in fair value of available–for–sale financial assets, net of income tax	6,500	–	–	6,500
Total comprehensive loss for the period	$1,170,017	$–	$–	$1,170,017

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Year ended March 31, 2011			Mineral
		Flow through	exploration
		shares	tax credit
	GAAP	note 16(d)	note 16(e)	IFRS
Expenses
Exploration	$5,039,366	$–	$445,069	$5,484,435
Assays and analysis	596,735	–	–	596,735
Drilling	1,255,720	–	–	1,255,720
Equipment rental	136,208	–	–	136,208
Geological	2,719,358	–	–	2,719,358
Graphics	55,367	–	–	55,367
Helicopter	25,703	–	–	25,703
Mineral exploration tax credit	(1,127,201)	–	445,069	(682,132)
Property fees and assessments	211,196	–	–	211,196
Property option payments	24,999	–	–	24,999
Site activities	833,115	–	–	833,115
Sustainability	195,992	–	–	195,992
Travel and accommodation	112,174	–	–	112,174
Administration	1,272,813	–	–	1,272,813
Depreciation	11,791	–	–	11,791
Legal, accounting and audit	81,770	–	–	81,770
Management and consulting	3,965	–	–	3,965
Office and administration	889,841	–	–	889,841
Shareholder communication	174,878	–	–	174,878
Travel	77,146	–	–	77,146
Trust and filing	33,422	–	–	33,422

	6,312,179	–	445,069	6,757,248
Foreign exchange loss (gain)	(115)	–	–	(115)
Interest and other income	(62,970)	–	–	(62,970)
Flow through share premium	–	(275,000)	–	(275,000)
Provision for bad debt	29,067	–	–	29,067
Tax related to flow through financing	18,113	–	–	18,113
Loss for the period	6,296,274	(275,000)	445,069	6,466,343
Net change in fair value of available–for–sale financial assets, net of income tax	(68,374)	–	–	(68,374)
Total comprehensive loss for the period	$6,227,900	$(275,000)	$445,069	$6,397,969

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(c)	Reconciliation of statement of cash flows

Three months ended June 30,		Flow	Mineral
2010		through	exploration	Reclassify
		shares	tax credit	per
	GAAP	note 16(d)	note 16(e)	note 16(f)	IFRS
Operating activities
Loss for the period	$(1,163,517)	$–	$–	$–	$(1,163,517)
Depreciation	2,948	–	–	–	2,948
Foreign exchange loss	4,184	–	–	–	4,184
Interest income	–	–	–	(6,830)	(6,830)
Amounts payable and accrued liabilities	222,149	–	–	–	222,149
Amounts receivable and other assets	(43,762)				(43,762)
Balance due from related party	21,771				21,771
Net cash used in operating activities	(956,227)	–	–	(6,830)	(963,057)

Investing activities
Restricted cash and other	(20,000)	–	–	–	(20,000)
Purchase of equipment	(1,441)	–	–	–	(1,441)
Interest income	–	–	–	6,830	6,830
Net cash provided by investing activities	(21,441)	–	–	6,830	(14,611)
Net decrease in cash and equivalents	(977,668)	–	–	–	(977,668)
Effect of exchange rate fluctuations on cash held	(4,184)	–	–	–	(4,184)
Cash and equivalents at beginning of the period	4,310,460	–	–	–	4,310,460
Cash and equivalents at end of the period	$3,328,608	$–	$–	$–	$3,328,608

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

Year ended March 31, 2011			Mineral	Reclassify
		Flow through	exploration	interest
		shares	tax credit	income
	GAAP	note 16 (d)	note 16 (e)	note 16 (f)	IFRS
Operating activities
Loss for the period	$(6,296,274)	$275,000	$(445,069)	$–	$(6,466,343)
Depreciation	11,791	–	–	–	11,791
Foreign exchange loss	(18)	–	–	–	(18)
Interest income	–	–	–	(62,970)	(62,970)
Provision for bad debt	29,067	–	–	–	29,067
Amounts payable and accrued liabilities	31,996	–	–	–	31,996
Amounts receivable and other assets	(1,064,384)	–	–	–	(1,064,384)
Amounts receivable long term	–	–	445,069	–	445,069
Balance due from related party	(27,762)	–	–	–	(27,762)
Flow–through share premium	–	(275,000)	–	–	(275,000)
Net cash used in operating activities	(7,315,584)	–	–	(62,970)	(7,378,554)

Investing activities
Restricted cash and other	(60,000)	–	–	–	(60,000)
Purchase of equipment	(1,441)	–	–	–	(1,441)
Interest income	–	–	–	62,970	62,970
Net cash provided by (used in) investing activities	(61,441)	–	–	62,970	1,529

Financing activities:
Proceeds from issuance of shares	9,877,724	–	–	–	9,877,724

Net increase in cash and equivalents	2,500,699	–	–	–	2,500,699
Effect of exchange rate fluctuations on cash held	18	–	–	–	18
Cash and equivalents at beginning of the period	4,310,460	–	–	–	4,310,460
Cash and equivalents at end of the period	$6,811,177	$–	$–	$–	$6,811,177

Amarc Resources Ltd.
Notes to the Condensed Interim Financial Statements
For the three months ended June 30, 2011
(Unaudited – Expressed in Canadian Dollars, unless otherwise stated)

(d)	Flow-through shares

In order to raise funds for mineral exploration activities, the Company enters into flow-through share agreements whereby the Company agrees to transfer the rights to income tax deductions related to exploration expenditures to the flow-through shareholders. Under Canadian GAAP, the Company recorded total proceeds from the issuance of flow-through shares as share capital. Under IFRS, share capital is recorded at the trading value of non-flow-through common shares and the excess of the proceeds over the trading value of non-flow-through shares is recorded as a deferred charge, which is proportionally credited to profit or loss as the eligible expenditures are incurred.

The new accounting policy for recording the issuance of flow-through shares has been adopted effective April 1, 2011 and balances at March 31, 2011 have been restated. The issuance of flow- though shares in December 2010 resulted in recording of a flow-through share premium, and a reduction in share capital, of $ 870,000. During the year ended March 31, 2011, the Company credited $ 275,000 of flow-through share premium to earnings. This resulted in a net decrease of $ 595,000 in shareholders' equity at March 31, 2011 and a decrease in loss of $ 275,000.

Balances at April 1, 2010 have not been restated as the Company has determined that there was no outstanding flow-through share premium on the Transition Date.

(e)	Mineral Exploration Tax Credit

The Mineral Exploration Tax Credit ("METC") initiative was introduced by the Government of British Columbia to stimulate mineral exploration activity in the province and includes an enhanced credit for mineral exploration in areas affected by the mountain pine beetle infestation. The Company is eligible to receive refunds under this tax credit. Prior to the conversion to IFRS, the Company credited METC to exploration expenses when the proceeds were actually received, or when received subsequent to the balance sheet date prior to the issuance of the financial statements. Under IFRS, METC refunds are recognized using the cost reduction method and credited to exploration expenses when there is reasonable assurance of their recovery.

The new accounting policy has been adopted effective April 1, 2011 and shareholders' equity on the Transition Date has been restated. The amount of METC receivable on the Transition Date was estimated at $ 1,625,082 and has been recorded as an increase in the shareholders' equity. During the year ended March 31, 2011, the amount of METC recorded prior to the adoption of IFRS totaled $ 1,127,201. Upon adoption of IFRS, this amount was reversed as it pertained to prior years and $ 682,132 was recorded in respect METC relating to the year ended March 31, 2011, resulting in net increase of $ 445,069 in loss for the year ended March 31, 2011. The increase in the shareholders' equity is in addition to the accrual of METC on the Transition Date.

(f)	Reclassification within the statements of cash flow

Interest income was classified as investing activites under IFRS while it was presented as an operating activity under Canadian GAAP.